ACT 1AA
SECTION 206(4)
RULE 206(4)-3
PUBLIC
AVAILABILITY 12-23-2008

December 23, 2008
IM Ref. No. 20088291448
UBS Securities LLC
File No. 8-22651/
UBS Financial Services Inc.
File No. 8-16267

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the United States Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to UBS Securities LLC, a registered broker-dealer, or UBS Financial Services Inc., a registered broker-dealer, (each, a "Settling Firm" or together, the "Settling Firms") or any of their associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Final Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firms or certain related persons.[2]

Our position is based on the facts and representations in your letter dated December 23, 2008, particularly the representations of each Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Final Judgment;

PROCESSED
B JAN 08 2009
THOMSON REUTERS

1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. UBS Securities LLC and UBS Financial Services Inc.*, 08-CIV-10754 (UA) (S.D.N.Y. Dec. 23, 2008)). [redacted]

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(2) the Final Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

(3) it will comply with the terms of the Final Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines; and

(4) for ten years from the date of the entry of the Final Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Final Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to

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[3] Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity, or in connection with the purchase or sale of any security.

The entry of the Final Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firms from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit each Settling Firm and its affiliated persons from, among other things, acting as an investment adviser to any registered investment company. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firms and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting the Settling Firms, certain affiliated persons and future affiliated persons from the provisions of Section 9(a) of the Investment Company Act.

On December 23, 2008, the Commission issued an order granting the Settling Firms, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Final Judgment, until the date the Commission takes final action on the application for a permanent order. *In re UBS Securities LLC, et al.*, SEC Rel. No. IC-28569 (Dec. 23, 2008). Therefore, the Settling Firms, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in section 9(a) of the Investment Company Act as a result of the Final Judgment.

terminate such contract without penalty within 5 business days after entering into the contract.

This position applies only to the Final Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to each Settling Firm or any of its associated persons.

Lily C. Reid

Lily C. Reid
Senior Counsel

DEBEVOISE & PLIMPTON LLP

555 13th Street, N.W.
Washington, D.C. 20004
Tel 202 383 8000
www.debevoise.com

Kenneth J. Berman
Partner
Tel 202 383 8050
Fax 202 383 8118
kjberman@debevoise.com

December 23, 2008

BY HAND AND E-MAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506

Securities and Exchange Commission v. UBS Securities LLC and UBS Financial Services, Inc. (File No. HO-10915)

Dear Mr. Scheidt:

We submit this letter on behalf our clients UBS Securities LLC and UBS Financial Services, Inc. (collectively, "UBS" or the "Settling Firms"), the settling defendants in the above-captioned civil proceeding. UBS seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Investment Advisers Act of 1940 (the "Advisers Act") or Rule 206(4)-3 thereunder (the "Rule"), if an investment adviser that is required to be registered under the Advisers Act pays the Settling Firms, or any of their associated persons as defined in Section 202(a)(17) of the Advisers Act, a cash payment for the solicitation of advisory clients, notwithstanding the existence of the Judgment (as defined below). While the Judgment does not operate to prohibit or suspend the Settling Firms or any of their associated persons from being associated with or acting as an investment adviser and does not relate to solicitation activities on behalf of investment advisers, it may affect the ability of a Settling Firm and its associated persons to receive such payments.[1] The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

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[1] Under Section 9(a) of the Investment Company Act of 1940 ("Investment Company Act"), the Settling Firms and their affiliated persons will, as a result of the Judgment, be prohibited from serving

BACKGROUND

The staff of the Division of Enforcement has engaged in settlement discussions with the Settling Firms in connection with the above-captioned civil proceeding, which will be brought alleging violations of Section 15(c) of the Securities Exchange Act of 1934 ("Exchange Act"). As a result of these discussions, the Settling Firms submitted an executed Consent of Defendants UBS Securities LLC and UBS Financial Services, Inc. (the "Consent").

In the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, UBS agreed to consent to the entry of the Judgment as to Defendants UBS Securities LLC and UBS Financial Services, Inc. (the "Judgment"), without admitting or denying the allegations contained in the above-captioned Complaint (other than those relating to personal and subject matter jurisdiction, which are admitted). The Complaint concerns the marketing and sale of auction rate securities ("ARS") by the Settling Firms to investors. The Complaint alleges that the Settling Firms misled tens of thousands of their customers regarding the fundamental nature and increasing risks associated with ARS that the Settling Firms underwrote, marketed and sold. The Complaint further alleges that through their financial advisors, marketing materials, and account statements, the Settling Firms misrepresented to their customers that ARS were safe, highly liquid investments that were equivalent to cash or money-market funds. The Complaint alleges that, as a result, numerous customers invested their savings in the Settling Firms' ARS that they needed to have available on a short-term basis. The Complaint further alleges that (i) on February 13, 2008, the Settling Firms determined that they would not continue to support auctions, as they had historically done, and that they would let their auctions fail and (ii) as a direct result of auction failures, over 40,000 Settling Firm accounts holding more than $35 billion in ARS had their investments rendered virtually illiquid overnight and, because of the illiquidity, many customers incurred mark to market losses on the par value of their

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or acting as, among other things, an investment adviser or depositor of any registered investment company or principal underwriter for any registered open-end investment company or registered unit investment trust. UBS and affiliated persons of UBS who act in the capacities set forth in Section 9(a) of the Investment Company Act have filed an application under Section 9(c) of the Investment Company Act requesting the Commission to issue both temporary and permanent orders exempting them, and UBS's future affiliated persons should any of them serve or act in any of the capacities set forth in Section 9(a) in the future, from the restrictions of Section 9(a). The applicants believe that they meet the standards for exemptive relief under Section 9(c), and they expect that the Commission will issue a temporary order prior to or simultaneous with the Judgment, and a permanent order in due course thereafter. In no event will UBS or any of its affiliated persons act in any capacity enumerated in Section 9(a) unless and until the Commission issues an order pursuant to Section 9(c) of the Investment Company Act, exempting them from the prohibitions of Section 9(a) of the Investment Company Act resulting from the Judgment.

ARS investments held at the Settling Firms. The Complaint alleges that the Settling Firms violated Section 15(c) of the Exchange Act.

The Judgment, among other things, will permanently restrain and enjoin UBS and its agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of the Judgment from violating, directly or indirectly, Section 15(c) of the Exchange Act. Additionally, pursuant to the Judgment, the Settling Firms shall establish a plan to restore multiple billions of dollars in liquidity to their customers holding ARS.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser that is required to be registered under the Advisers Act from paying a cash fee to any solicitor that has been temporarily or permanently enjoined by an order, judgment or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment will cause the Settling Firms to be disqualified under the Rule, and accordingly, absent no-action relief, the Settling Firms may be unable to receive cash payments for the solicitation of advisory clients.[2]

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated that:

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2 The Settling Firms and certain of their affiliates have obtained similar no-action relief in the past. *See, e.g.,* UBS Securities LLC (f/k/a UBS Warburg LLC), SEC No-Action Letter (pub. avail. Oct. 31, 2003); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on NASDAQ, SEC No-Action Letter (pub. avail. Jan. 11, 1999); PaineWebber Incorporated, SEC No-Action Letter (pub. avail. Dec. 22, 1998); Mitchell Hutchins Asset Management Inc., SEC No-Action Letter (pub. avail. Jan. 2, 1998).

3 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295.

> [b]ecause it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who . . . has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act . . . and therefore could be the subject of a Commission order barring or suspending the right of such person to be associated with an investment adviser.[4]

The Judgment does not bar, suspend, or limit the Settling Firms or any person currently associated with a Settling Firm from acting in any capacity under the federal securities laws (except as provided in Section 9(a) of the Investment Company Act).[5] The Settling Firms have not been sanctioned for conduct in connection with the solicitation of advisory clients for investment advisers.[6] Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit any investment adviser from paying a Settling Firm or its associated persons for engaging in solicitation activities under the Rule.

The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[7]

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4 *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

5 *See* footnote 1.

6 Each Settling Firm additionally notes that it has not violated, or aided and abetted another person in violation of, the Rule, nor have individuals who may perform solicitation activities on behalf of such Settling Firm or its associated persons been personally disqualified under the Rule.

7 Barclays Bank PLC, SEC No-Action Letter (pub. avail. June 6, 2007); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. May 15, 2006); American International Group, Inc., SEC No-Action Letter (pub. avail. Feb 21, 2006); Goldman, Sachs & Co., SEC No-Action Letter (pub. avail. Feb. 23, 2005); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (pub. avail. Feb. 4, 2005); Prime Advisors, Inc.; SEC No-Action Letter (pub. avail. Nov. 8, 2001); Legg Mason Wood Walker, Inc., SEC No-Action Letter (pub. avail. June 11, 2001); Dreyfus Corp., SEC No-Action Letter (pub. avail. March 9, 2001); UBS Securities Inc., SEC No-Action Letter (pub. avail. Feb. 7, 2001); Tucker Anthony Inc., SEC No-Action Letter (pub. avail. Dec. 21, 2000); J.B. Hanauer & Co., SEC No-Action Letter (pub. avail. Dec. 12, 2000); Founders Asset Management LLC, SEC No-Action Letter (pub. avail. Nov. 8, 2000); Credit Suisse First Boston Corp., SEC. No-Action Letter (pub. avail. Aug. 24, 2000); Janney Montgomery Scott LLC, SEC No-Action Letter (pub. avail. July

UNDERTAKINGS

In connection with this request, each Settling Firm undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3 except for the investment adviser's payment of cash solicitation fees to the Settling Firm which is subject to the Judgment;

2. to comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement, pre-judgment interest, civil or administrative penalties and fines;

3. that for ten years from the date of the entry of the Judgment, a Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within 5 business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays a Settling Firm or any of its associated persons a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

18, 2000); Aeltus Investment Management, Inc., SEC No-Action Letter (pub. avail. July 17, 2000); William R. Hough & Co., SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Municipal Bond Refundings, SEC No-Action Letter (pub. avail. Apr. 13, 2000); In the Matter of Certain Market Making Activities on Nasdaq, SEC No-Action Letter (pub. avail. Jan. 11, 1999); Paine Webber, Inc., SEC No-Action Letter (pub. avail. Dec. 22, 1998); NationsBanc Investments, Inc., SEC No-Action Letter (pub. avail May 6, 1998); Morgan Keegan & Co., Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1998); Merrill Lynch, Pierce, Fenner & Smith, Inc., SEC No-Action Letter (pub. avail. Aug. 7, 1997); Gruntal & Co., SEC. No-Action Letter (pub. avail. July 17, 1996); Salomon Brothers Inc.; SEC No-Action Letter (pub. avail. Jan. 26, 1994); BT Securities Corporation, SEC No-Action Letter (pub. avail. Mar. 30, 1992); Kidder Peabody & Co. Inc., SEC No-Action Letter (Oct. 11, 1990); First City Capital Corp., SEC No-Action Letter (pub. avail. Feb. 9, 1990); RNC Capital Management Co., SEC No-Action Letter (pub. avail. Feb. 7, 1989); and Stein Roe & Farnham Inc., SEC No-Action Letter (pub. avail. Aug. 25, 1988).

Please do not hesitate to call the undersigned at (202) 383-8050 regarding this request.

Very truly yours,

Kenneth J. Berman

END